UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              Amendment No. 9

                                    to


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                      Allstate Financial Corporation
                             (Name of Issuer)

                         Common Stock, No par value
                      (Title of Class of Securities)


                                02001110
                               (CUSIP Number)


                              David P. Levin
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022

                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                           September 11, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:

                            Page 1 of 7 pages
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                                SCHEDULE 13D

CUSIP No.   02001110                           Page 2 of 7 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCOGGIN CAPITAL MANAGEMENT, L.P.
 ________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP                                         (a) /_/
                                                  (b) SEE ITEM 5
________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________
4)  SOURCE OF FUNDS

         N/A
 ________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/
 ________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________
                 7)   SOLE VOTING POWER
                      0 (See Item 5)
    NUMBER       _______________________________________________
    OF           8)   SHARED VOTING POWER
    SHARES            Not Applicable
    BENEFICIALLY _______________________________________________
    OWNED BY     9)   SOLE DISPOSITIVE POWER
    EACH              0 (See Item 5)
    REPORTING    _______________________________________________
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              Not Applicable
________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0 (See Item 5)
________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         /_/
________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0% (See Item 5)
________________________________________________________________
14) TYPE OF REPORTING PERSON
         PN
________________________________________________________________

PAGE

                                SCHEDULE 13D

CUSIP No.   02001110                           Page 3 of 7 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SELIG PARTNERS, L.P.
 ________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP                                         (a) /_/
                                                  (b) SEE ITEM 5
________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________
4)  SOURCE OF FUNDS

         N/A
 ________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/
 ________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________
                 7)   SOLE VOTING POWER
                      0 (See Item 5)
    NUMBER       _______________________________________________
    OF           8)   SHARED VOTING POWER
    SHARES            Not Applicable
    BENEFICIALLY _______________________________________________
    OWNED BY     9)   SOLE DISPOSITIVE POWER
    EACH              0 (See Item 5)
    REPORTING    _______________________________________________
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              Not Applicable
________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0 (See Item 5)
________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         /_/
________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0% (See Item 5)
________________________________________________________________
14) TYPE OF REPORTING PERSON
         PN
________________________________________________________________

PAGE

                       Amendment No. 9 to Schedule 13D

        This Statement amends the Schedule 13D, dated April 6, 1994, as amended by Amendment No. 1, dated May 20, 1994, Amendment No. 2, dated December 15, 1994, Amendment No. 3, dated December 21, 1994, Amendment No. 4, dated December 28, 1994, Amendment No. 5, dated January 31, 1995, Amendment No.
6, dated February 9, 1995, Amendment No. 7, dated May 12, 1995, and Amendment No. 8, dated May 17, 1995 (the "Schedule 13D"), filed by Scoggin Capital Management, L.P. and Selig Partners, L.P. (the "Reporting Persons"), with respect to the Common Stock, no par value (the "Common Stock"), of Allstate Financial Corporation, a Virginia corporation (the "Company"). Notwithstanding this Amendment No. 9, the Schedule 13D speaks as of its respective dates.

I. Item 4 of the Schedule 13D, "Purpose of the Transaction," is hereby amended by adding the following:

          "Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of September 11, 1995, between the Reporting Persons and the Company, Scoggin Capital Management, L.P. exchanged 405,500 shares of Common Stock for an aggregate of $2,574,000 of the Company's Convertible Subordinated Notes due 2000 (the "Notes") and Selig Partners, L.P. exchanged 41,700 shares of Common Stock for an aggregate of $264,000 of the Notes. The Notes are convertible at the rate of $7.50 per share of Common Stock and bear interest at an initial rate of 10% per annum. Pursuant to the terms of the Stock Purchase
Agreement, without the consent of the Company, subject to certain exceptions, the Reporting Persons do not have the right to convert the Notes into Common Stock until March 1, 1997. Upon the occurrence of certain change of control events, holders of the Notes have the right to require that the Notes be redeemed at their face amount. Pursuant to the terms of the Stock Purchase Agreement, the Company agreed that within 90 days it will use its best efforts to consummate an offer to the holders of the Common Stock other than the Reporting Persons (the "Other Stockholders") to issue up to $2,162,000 in aggregate principal ammount of Notes to such Other Stockholders in exchange for some or all of the shares of Common Stock held by such Other Stockholders. A copy of the Stock Purchase Agreement is attached as Exhibit 4 and incorporated herein by reference.

          In connection with the share exchange, the Company has agreed to expand its Board of Directors to seven seats, to appoint designees of the Reporting Persons to two of those seats and to support the election of designees of the Reporting Persons to two of those seats."

II.    Items 5(a)-(c) of the Schedule 13D, "Interest in
       Securities of the Issuer", are amended and restated in their entirety as follows:

       "(a)   None.

       (b)   None.

       (c) The Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock on September 11, 1995.
Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Securities Exchange Act."

                                     4
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III.  Item 7 of the Schedule 13D, "Material to be Filed as
      Exhibits," is hereby amended by adding the following:

"Exhibit 4     Stock Purchase Agreement, dated as of September
               11, 1995."
























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                                  SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  September 13, 1995


                   SCOGGIN CAPITAL MANAGEMENT, L.P.

                   By:  Craig Effron, President of
                        Scoggin Inc., the general partner of S&E
                        Partners L.P., the general partner of
                        Scoggin Capital Management, L.P.



                         /s/ Craig Effron

                        Name:  Craig Effron
























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                                  SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  September 13, 1995



                        SELIG PARTNERS, L.P.


                        By:  Timothy S. Mullen, the sole general
                             partner of Selig Partners, L.P.


                              /s/ Timothy S. Mullen

                             Name:  Timothy S. Mullen
























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